SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    -------



                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G



             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              Whittaker Corporation
                              ---------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)



                                    966680407
                                    ---------
                                 (CUSIP Number)


                                 March 19, 1999
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          | | Rule 13d-1(b)
          |X| Rule 13d-1(c)
          |_| Rule 13d-1(d)


                                    -------

                                Page 1 of 8 Pages

                                  SCHEDULE 13G

CUSIP No.  966680407                                           Page 2 of 8 Pages
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Scoggin Capital Management, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |_|

                                                                     (b)   |X|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                               5)  SOLE VOTING POWER
                                   365,500 /1/.  See Item 2(a).
         NUMBER                -------------------------------------------------
         OF                    6)  SHARED VOTING POWER
         SHARES                    None
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)  SOLE DISPOSITIVE POWER
         EACH                      365,500 /1/.  See Item 2(a).
         REPORTING             -------------------------------------------------
         PERSON                8)  SHARED DISPOSITIVE POWER
         WITH                      None
--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         365,500 /1/
--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                           |_|
--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         3.2% /2/
--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------


/1/ This amount includes 90,500 options presently exercisable to acquire Common Stock.

/2/ Based upon 11,438,999 shares outstanding as reported in the Issuer's most recent Form 10-Q.


                                Page 2 of 8 Pages

                                  SCHEDULE 13G

CUSIP No.  966680407                                           Page 3 of 8 Pages
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Scoggin International Fund, Ltd.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |_|

                                                                     (b)   |X|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Bahamas
--------------------------------------------------------------------------------
                               5)  SOLE VOTING POWER
                                   232,500 /3/.  See Item 2(a).
         NUMBER                -------------------------------------------------
         OF                    6)  SHARED VOTING POWER
         SHARES                    None
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)  SOLE DISPOSITIVE POWER
         EACH                      232,500 /3/.  See Item 2(a).
         REPORTING             -------------------------------------------------
         PERSON                8)  SHARED DISPOSITIVE POWER
         WITH                      None
--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         232,500 /3/
--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                           |_|
--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         2.0% /4/
--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

/3/ This amount includes 54,500 options presently exercisable to acquire Common Stock.

/4/ Based upon 11,438,990 shares outstanding as reported in the Issuer's most recent Form 10-Q.


                                Page 3 of 8 Pages

                                  Schedule 13G
                                  ------------

Item 1(a). Name of Issuer:

Whittaker Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

1955 N. Surveyor Avenue
Simi Valley, CA  93063

Item 2(a). Name of Person Filing:

         This statement is being filed jointly by Scoggin Capital Management, L.P. ("Scoggin Capital") and Scoggin International Fund, Ltd. ("Scoggin International," and together with Scoggin Capital referred to as the "Reporting Persons").

         S&E Partners, L.P., a Delaware limited partnership ("S&E"), is the general partner of Scoggin Capital. Scoggin, Inc., a Delaware corporation ("SC"), is the general partner of S&E. Craig Effron ("Effron") is the President of SC and Curtis Schenker ("Schenker") is the Vice President of SC. By virtue of their positions, Effron, Schenker, S&E and SC may be deemed for certain purposes to beneficially own the shares directly owned by Scoggin Capital; each disclaims such beneficial ownership.

         Scoggin L.L.C., a Delaware limited liability company ("Scoggin LLC"), is the trading advisor to Scoggin International and has decision making powers over the shares directly owned by Scoggin International. Schenker and Effron are managing members of Scoggin LLC. By virtue of their positions, Scoggin LLC, Effron and Schenker may be deemed for certain purposes to beneficially own the shares directly owned by Scoggin International; each disclaims such beneficial ownership.

Item 2(b). Address of Principal Business Office or, if None, Residence:

Scoggin Capital:
660 Madison Avenue
New York, NY  10021

Scoggin International:
108 Shirrely Street
P.O. Box EE17758
Nassau, Bahamas

Item 2(c). Citizenship:

Scoggin Capital is a Delaware entity. Scoggin International is a Bahamas entity.

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

96680407




                               Page 4 of 8 Pages

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

           (a) | | Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

           (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

           (c) |_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

           (d) |_| Investment   Company   registered  under  section  8  of  the
                   Investment Company Act of 1940 (15 U.S.C. 80a-8)

           (e) |_| Investment       Adviser       in       accordance       with
                   ss.240.13d-1(b)(1)(ii)(E)

           (f) |_| Employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

           (g) |_| Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G)

           (h) |_| Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

           (i) |_| Church  plan  that is  excluded  from  the  definition  of an
                   investment   company  under  ss.3(c)(15)  of  the  Investment
                   Company Act of 1940 (15 U.S.C. 80a-3)

           (j) |_| Group, in accordance with ss.240.13d-1(b)(ii)(J)

           If this statement is filed pursuant to Rule 13d-1(c), check box |X|


                                Page 5 of 8 Pages

Item 4.    Ownership.

         (a) Amount beneficially owned by Scoggin Capital: 365,500 /5/

             Amount beneficially owned by Scoggin International: 232,500 /6/

             Amount beneficially owned by the Reporting Persons in the aggregate: 598,000 /7/

         (b) Percent of class beneficially owned by Scoggin Capital: 3.2% /8/

             Percent of class beneficially owned by Scoggin International:
             2.0% /8/

             Percent of class beneficially owned by Reporting Persons in the aggregate: 5.2% /8/

         (c) Number of shares as to which Scoggin Capital has:

             (i) Sole power to direct the vote:   365,500 /5/

            (ii) Shared power to vote or direct the vote:   None

           (iii) Sole power to dispose or direct the disposition: 365,500 /5/

            (iv) Shared power to dispose or direct the disposition:
                 None

             Number of shares as to which Scoggin International has:

             (i) Sole power to direct the vote:   232,500 /6/

            (ii) Shared power to vote or direct the vote:   None

           (iii) Sole power to dispose or direct the disposition: 232,500 /6/

            (iv) Shared power to dispose or direct the disposition:
                 None

             Number of shares as to which the Reporting Persons have:

             (i) Sole power to direct the vote:   598,000 /7/

            (ii) Shared power to vote or direct the vote:   None

           (iii) Sole power to dispose or direct the disposition: 598,000 /7/

            (iv) Shared power to dispose or direct the disposition:
                 None


Item 5.    Ownership of Five Percent or Less of a Class.

Not applicable


/5/ This amount includes 90,500 options presently exercisable to acquire Common Stock.

/6/ This amount includes 54,500 options presently exercisable to acquire Common Stock.

/7/ This amount includes the options described in footnotes 5 and 6. 8,200 shares held by Effron in his individual capacity are not included.

/8/ Based upon 11,438,999 shares outstanding as reported in the Issuer's most recent Form 10-Q.


                                Page 6 of 8 Pages

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

See Item 2(a) for a description of those persons who may be deemed for certain purposes to beneficially own the shares directly owned by the Reporting Persons.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.    Identification and Classification of Members of the Group.

Not applicable

Item 9.    Notice of Dissolution of Group.

Not applicable

Item 10.   Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Material to be Filed as an Exhibit:

Exhibit A -           Copy of an Agreement between Scoggin Capital and
                      Scoggin International to file this Statement on
                      Schedule 13G on behalf of both of them.


                                Page 7 of 8 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 29, 1999        SCOGGIN CAPITAL MANAGEMENT, L.P.
                             By:  S&E PARTNERS, L.P., its General Partner
                             By:  SCOGGIN, INC., its General Partner


                             By:  /s/ Craig Effron
                                  ---------------------
                                    Name:  Craig Effron
                                    Title: President



Dated: March 29, 1999        SCOGGIN INTERNATIONAL FUND, LTD.
                             By:  SCOGGIN L.L.C., its Trading Advisor


                             By:  /s/ Craig Effron
                                  ---------------------
                                    Name:  Craig Effron
                                    Title: Managing Member





                                Page 8 of 8 Pages

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G



               The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of Whittaker Corporation, and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.


Dated: March 29, 1999        SCOGGIN CAPITAL MANAGEMENT, L.P.
                             By:  S&E PARTNERS, L.P., its General Partner
                             By:  SCOGGIN, INC., its General Partner


                              By: /s/ Craig Effron
                                  ---------------------
                                    Name:  Craig Effron
                                    Title: President



Dated: March 29, 1999        SCOGGIN INTERNATIONAL FUND, LTD.
                             By:  SCOGGIN L.L.C., its Trading Advisor


                              By: /s/ Craig Effron
                                  ---------------------
                                    Name:  Craig Effron
                                    Title: Managing Member